                                                                      Exhibit 17
                                                                      ----------

                               January 22, 1995

Mr. Drew Lewis
Chairman and Chief Executive Officer
Union Pacific Corporation
Martin Tower
Eighth and Eaton Avenues
Bethlehem, Pennsylvania 18018

Dear Drew:

     This is in response to your letter to me dated January 17, 1995 in which you informed me that Union Pacific was amending its tender offer for shares of Santa Fe common stock and is seeking to negotiate a merger agreement with Santa Fe.

     As you know, Santa Fe is a party to a merger agreement, as amended, with Burlington Northern which provides for a strategic combination of the two companies, with significantly enhanced value for Santa Fe stockholders. The Santa Fe Board of Directors, at a meeting held today, has determined that Union Pacific's amended tender offer is less favorable for Santa Fe stockholders than the transactions under Santa Fe's amended merger agreement with Burlington Northern.


     In reaching this determination, the Santa Fe Board concluded that a Burlington Northern-Santa Fe combination is an excellent strategic fit, presents substantial long-term benefits because of anticipated increases in operating income from the merger (which are expected to result from both operating efficiencies and increased revenues) and is likely to receive ICC approval, or approval from any government agency or executive department to which the present ICC jurisdiction over railroad mergers is likely to be transferred. The Board also noted that the Santa Fe/Burlington Northern tender offer allows stockholders who wish to do so to receive cash without waiting for regulatory approval, while at the same time the Santa Fe/Burlington Northern merger agreement allows stockholders to participate on a tax-free basis in the ownership of the combined company.

     The Board also noted that, in its judgment, given the substantial long-term benefits of a Santa Fe/Burlington Northern merger, the value of the aggregate consideration available to Santa Fe stockholders under the Santa Fe/Burlington Northern tender offer and merger exceeds the value of the consideration

Mr. Drew Lewis
January 22, 1995
Page 2

available to Santa Fe stockholders under the amended Union Pacific tender offer. The Board further noted that the stock to be received in the Santa Fe/Burlington Northern merger would be tax-free while the Union Pacific tender offer would be a fully taxable transaction.

     The Board also received on January 22, 1995 an oral opinion from its financial advisor, Goldman, Sachs & Co., that the aggregate of the cash and stock consideration to be received by all of the holders of outstanding shares of Santa Fe common stock pursuant to the Burlington Northern/Santa Fe tender offer and merger, considered as a unitary transaction, is fair to such holders.

     In light of these factors, the Board has decided not to terminate the Burlington Northern merger agreement in order to pursue a merger agreement with Union Pacific. In addition, the Board will continue to recommend to Santa Fe stockholders that they not tender their shares to Union Pacific.

     The Board has also asked me to reemphasize that it has never put the company up for sale. Instead, the Board has agreed to a strategic combination with Burlington Northern which is likely to achieve a significant long-term increase in value for Santa Fe stockholders. The Board remains committed to optimizing long-term growth in the value of Santa Fe stock.

                                  Sincerely,